Reply to the Attention of Direct Line Direct Fax Email Address Our File No. Date	Herbert (Herb) I. Ono 604.691.7493 604.893.2398 herbert.ono@mcmillan.ca 57832-35 January 3, 2012

Via EDGAR Correspondence

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.
United States of America 20549

Attention:      Ms. Tia L. Jenkins, Senior Assistant Chief Accountant
                      Office of Beverages, Apparel and Mining

Dear Sirs/Mesdames:

Nord Resources Corporation
Form 10-Q for Fiscal Quarter Ended September 30, 2011
Filed November 15, 2011
File No. 001-08733

We are counsel for and write on behalf of Nord Resources Corporation (the "Company") in response to the Staff's letter of December 19, 2011 (the "Comment Letter") signed by Ms. Tia L. Jenkins, of the United States Securities and Exchange Commission (the "Commission"), in respect of the above-referenced quarterly report of the Company (the "Original Filing").

We provide below the Company's response to the comments made in the Commission's Comment Letter. We confirm that the factual information provided herein relating to the Company has been made available to us by the Company. We confirm that the disclosure changes described below will be made in the actual Form 10-Q/A (Amendment No. 1) (the "Amended Form 10-Q") when filed with the Commission. We confirm that the Company intends to make such filing as soon as the Commission confirms that its comments have been resolved to its satisfaction.

Commission Comment:

Form 10-Q for Fiscal Quarter Ended September 30, 2011

Management's Discussion and Analysis

Liquidity and Financial Resources, Page 11

1.     We note your disclosure that you are currently in default of your obligations under the senior project financing facility, with an outstanding balance of $23,257,826, and several other debt obligations totalling $22,106,652 are due within one year. Considering (i) your cash balance of $338,000 at September 30, 2011 (ii) your incurred losses during the year ended December 31, 2010 and for the nine months ended September 30, 2011, (iii) you had a working capital deficiency of $49,766,551 at September 30, 2011, (iv) you have temporarily suspended the mining and crushing of ore at the Johnson Camp Mine and (v) you don't have any other credit line or borrowing facility available to fund your operations, please revise to include a robust discussion of how you plan to fund your operations for the next twelve months. Your current disclosures are generic and provide no insight into your plans. Your revised disclosure should clearly explain management's plans to ensure that you meet your liquidity needs and to improve your working capital position, including ramifications to your business if such plans are not successful. Your revised analysis should also provide an explanation for the significant change in accounts payable, accrued expenses, derivative contracts payable and other factors that had a significant impact on your cash flow position. Refer to the guidance in Item 303(b) of Regulation S-K and SEC Release 33-8350.

Company Response:

The Company proposes to include the Amended Form 10-Q more detailed management's discussion and analysis disclosure in Part I, Item 2, to clarify that: (a) the Company is maintaining its current infrastructure in order to maintain current operations and be in position to ramp up full mining operations if we are successful in closing a substantial capital infusion for the proposed construction of a new leach pad (which cannot be assured); (b) its net losses for the nine month periods ended September 30, 2011 and 2010 include realized losses on the settlement of copper derivative contracts; (c) the Company's current operations are funded through the sale of copper produced from residual leaching of existing inventory, and outstanding accounts payables from prior periods are being financed as cash flow becomes available and with informal arrangements with material vendors and service providers; and (d) absent the planned expenditures on the new leach pad proposed by the Company or any unforeseen change in circumstances, the Company does not anticipate any material capital expenditures over the next twelve months.

As disclosed in the Explanatory Note in the accompanying draft of the Amended Form 10-Q; pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended:

    the complete text of Part I, Item 2, as amended, is repeated in the Amended Form 10-Q; and

    the Amended 10-Q consists solely of the cover page, the Explanatory Note, amended Item 2 in Part I, Item 6 of Part II, the signature page, and restated exhibits 31.1, 31.2, and 32.1.

For your convenience of reference, we have included a blacklined version of the Amended Form 10-Q that has been marked against an excerpt from the Original Filing to show the addition of the Explanatory Note, and the changes made to the cover page, Item 2 in Part I, the signature page, and restated exhibits 31.1, 31.2, and 32.1

Commission Comment:

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

    the company is responsible for the adequacy and accuracy of the disclosure in the filing;

    staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

    the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Company Response:

We enclose the Company's letter of even date herewith containing the requested acknowledgements.

On behalf of the Company we sincerely hope and trust that each of the foregoing are clear and satisfactory in this matter and truly responsive to the Commission's Comment Letter, which the Company has found helpful; however, should the Commission have any further comments or questions arising from any of the same please do not hesitate to contact the writer at (604) 691-7493 of our offices at any time.

On behalf of the Company we thank the Commission for its prompt attention to and ongoing cooperation in this matter, and we remain,

Yours very truly,

/s/ Herbert I. Ono

Herbert (Herb) I. Ono

cc:     Nord Resources Corporation
         Attention: Wayne Morrison, President and Chief Executive Officer